03012174

TES

GE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

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SEC FILE NUMBER
8-43933

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Global Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 E. Colorado Blvd. Suite M 120
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noble Trenham, CEO (626) 568-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parkhurst, Stanley
(Name – *if individual, state last, first, middle name*)

790 E. Colorado Blvd. 9th Floor (Address) Pasadena (City) CA (State) 91101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noble B. Trenham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Global Securities, Inc., as of February 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Please see attached form

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State/~~Commonwealth~~ of California

County of Los Angeles

} ss.

Subscribed and sworn to (or affirmed) before me

this 28 (Date) day of February (Month), 2003 (Year), by

(1) Noble B. Trenham
Name of Signer #1

(2) ____________________
Name of Signer #2

R. CURSARO
Commission # 1386672
Notary Public - California
Los Angeles County
My Comm. Expires Nov 23, 2006

Place Notary Seal and/or Any Stamp Above

[signature]
Signature of Notary Public

R. Cursaro, Montebello
Other Required Information (Printed Name of Notary, Residence, etc.)

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 2/28/03 Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

FIRST GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2002 and 2001

STANLEY G. PARKHURST
Certified Public Accountant
Certified Financial Planner
790 East Colorado Blvd., 9th Floor • Pasadena, CA 91101 • (626) 564-9700 • FAX (626) 564-4217

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Global Securities, Inc.
Pasadena, California

I have audited the accompanying balance sheets of First Global Securities, Inc. as of December 31, 2002 and 2001 and the related statements of revenue, expense and changes in stockholder's equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of First Global Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of First Global Securities, Inc. as of December 31, 2002 and 2001, and the results of operations and its cash flows for each of the two years in the period ending December 31, 2002, in conformity with generally accepted accounting principles.

The schedules of calculation of net capital and aggregate indebtedness, reconciliation of computation of net capital, computation for the determination of the reserve requirement and information relating to the possession and control requirements included in this report, although not considered necessary for a fair presentation of financial position, are presented in order to conform to requirements of the Securities and Exchange Commission. This supplemental information has been subjected to the audit procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Stanley Parkhurst CPA

February 26, 2003
Pasadena, California

FIRST GLOBAL SECURITIES, INC.
BALANCE SHEET
December 31, 2001 & December 31, 2002

	12/31/01	12/31/02
ASSETS		
Cash	$ 16,239	$ 42,649
Receivables from brokers	18,095	17,100
Securities owned, marketable, at market value	187,435	77,076
Securities owned, not readily marketable, at market value	7,940	0
Receivable from related parties	49,663	50,162
Loan receivable - other	122,510	1,500
Prepaid expense/deposits	15,337	15,337
Furniture & equipment, accumulated depreciation of $40,206	11,176	6,876
Total Assets	$428,395	$210,700

LIABILITIES AND STOCKHOLDER'S EQUITY

	12/31/01	12/31/02
LIABILITIES		
Accounts payable	$ 54,423	$ 18,163
Commission payable	7,078	8,184
Margin loan	78,081	0
Loan payable	14,169	14,000
Income tax payable	1,352	0
Total Liabilities	$155,103	$ 40,347
STOCKHOLDER'S EQUITY		
Common Stock, $4 par value, 10,000 shares Authorized, 1,000 shares issued and outstanding	$ 4,000	$ 4,000
Additional paid-in capital	296,209	425,854
Retained earnings	(26,917)	(259,501)
Total Stockholder's equity	$273,292	$170,353
Total Liabilities and Stockholder's equity	$428,395	$210,700

The accompanying notes are an integral part of this report.

FIRST GLOBAL SECURITIES, INC.
STATEMENT OF REVENUE, EXPENSE AND CHANGES IN RETAINED EARNINGS
For the years ended December 31, 2001 and December 31, 2002

	12/31/01	12/31/02
REVENUE		
Commission income	$ 329,495	$ 281,656
Investment banking income	435,726	115,041
Interest income	415	412
Gain(loss)on securities	(8,269)	(155,843)
Other income/fees	50,855	34,774
Total Revenue	$ 718,222	$ 276,040
EXPENSES		
Salary	$ 97,816	$ 46,047
Commissions	120,682	164,336
Clearing charges	12,962	12,088
Communications	16,238	12,381
Occupancy and equipment	30,605	43,043
Outside services	61,396	36,000
Legal and professional	72,884	30,180
Office and printing	19,241	22,464
Interest expense	6,160	413
Other expense	137,513	138,699
Total Expenses	$ 575,497	$ 505,651
Income before provision for income tax	$ 142,725	$(229,611)
Income tax provision	3,012	2,973
NET INCOME	$ 139,713	$(232,584)

The accompanying notes are an integral part of this report.

FIRST GLOBAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and December 31, 2002

	12/31/01	12/31/02
INCREASE (DECREASE) IN CASH		
OPERATING ACTIVITIES		
Net income	$ 139,713	$(232,584)
Adjustments to reconcile net income:		
Depreciation	4,037	5,060
Receivable from brokers	(3,487)	1,037
Marketable securities	(151,165)	110,359
Not readily marketable securities	(2,000)	7,940
Margin loan	73,460	(78,081)
Loan receivable - other	(47,020)	121,010)
Receivable from related party	(49,266)	(499)
Prepaid expense/deposits	(14,471)	0
Accounts payable	37,168	(36,260)
Commission payable	2,375	1,106
Payable to broker	(3,284)	0
Loan payable	14,169	(. 169)
Income tax payable	552	(1,350)
Net cash provided from operating activities 12,305	$ 781	$(102,431)
INVESTING ACTIVITIES		
Purchase or sale of furniture	$(5,763)	$(804)
Net cash used in investing activities	$(5,763)	$(804)
FINANCING ACTIVITIES		
Proceeds from additional paid-in capital	$ 0	$ 129,645
Net cash provided from financing activities	$ 0	$ 129,645
INCREASE (DECREASE) IN CASH	$(4,982)	$ 26,410
BEGINNING CASH	$ 21,221	$ 16,239
ENDING CASH	$ 16,239	$ 42,649

The accompanying notes are an integral part of this report.

FIRST GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2001 and December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, December 31,2000	$4,000	$ 296,209	$(166,630)	$ 133,579
Additional paid-in capital				
Net income (loss)- 2001			139,713)	139,713)
Balance, December 31, 2001	$4,000	$ 296,209	$(26,917)	$ 273,292
Additional paid-in capital		0		0
Net income (loss) - 2002		129,645	(232,584)	(102,939)
Balance, December 31, 2002	$4,000	$ 425,854	$(259,501)	$170,353

The accompanying notes are an integral part of this report.

FIRST GLOBAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
December 31, 2002

EQUITY - DECEMBER 31, 2002		$ 170,353
Less non-allowable assets:		
Furniture	$(9,449)	
Receivable from related parties	(50,162)	
Loan receivables - other	(1,500)	
Prepaid expense/deposits	(15,337)	
Total adjustments		$(76,448)
Net capital before haircuts		$ 93,905
Less haircuts:		
Haircuts on investments		$ (19,250)
NET CAPITAL		$ 74,655
AGGREGATE INDEBTEDNESS		$ 40,347
Net capital required		$ 5,000
Minimum net capital required; 6.66% of Aggregate Indebtedness		$ 2,662

The accompanying notes are an integral part of this report.

FIRST GLOBAL SECURITIES, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
December 31, 2002

NET CAPITAL PER DECEMBER 31, 2002 FOCUS II REPORT (Amended)	$ 74,655
NET CAPITAL - DECEMBER 31, 2002	$ 74,655

The accompanying notes are an integral part of this report.

FIRST GLOBAL SERCURITES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

First Global Securities, Inc. relies on Section K2a of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

The accompanying notes are an integral part of this report.

FIRST GLOBAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - ORGANIZATION STRUCTURE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Global Securities, Inc.("the Company"), formerly First Global Securities of Pasadena, Inc. was incorporated in the state of California on March 8, 1991. On November 6, 1991, the Company became registered as a successor broker-dealer with the National Association of Security Dealers, Inc. (NASD) emphasizing stock transactions. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities.

The Company is a wholly owned subsidiary of First Global Holdings, Inc. (Parent) a California Corporation. The Company has 200-250 clients through out the United States; the vast majority of the clients are in Southern California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Property and Equipment - Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, five and seven for the respective assets. Depreciation expense for the year was $5,060.

Receivable from related party, includes $398 from First global Holdings, Inc. (Parent) and $47,692 in advance payments to the Chief Executive Officer. These receivables are non intrest bearing and are due on demand.

Securities are valued at market value and consist of marketable common stocks of $77,076. The difference between cost and market is included in income. At December 31, 2002 the Company had unrealized loss of $(155,843).

The Company operates on a fully disclosed basis with Penson Financial Services.

NOTE 3 - NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital requirements of $5,000 and net capital of approximately $74,655.

NOTE 4 - K2A EXEMPTION

The Company relied on Section K2A of the Securities and Exchange Rule 15c3-3 to exempt it from the provisions of the rule.

NOTE 4 - INCOME TAXES

The provision for income taxes is composed of a current minimum provision for California Franchise tax.

FIRST GLOBAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 5 - COMMITMENT AND CONTINGENCIES

First Global Securities, Inc. maintains its offices on leased premises. The term of the lease ends October 31, 2006. The annual lease commitments are as follows:

For year ending December 31, 2003	38,539
For year ending December 31, 2004	39,480
For year ending December 31, 2005	40,426
For year ending December 31, 2006	33,810

Certain payments were made to individuals in the year that the Internal Revenue Service could deem to require payroll taxes to be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded.

STANLEY G. PARKHURST
Certified Public Accountant
Certified Financial Planner

790 East Colorado Blvd., 9th Floor • Pasadena, CA 91101 • (626) 564-9700 • FAX (626) 564-4217

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
First Global Securities, Inc..
Pasadena, California

In planning and performing our audit of the financial statements of First Global Securities, Inc. (the "Company") for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives on an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, error and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be a material weakness as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and, further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2002.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely of Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Stale Pallet CPA

February 26, 2003
Pasadena, California